UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

NOTICE TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2025 Tel.39/PR 000/COP-M0000000/2025

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all the Company’s shareholders to attend the Company’s Extraordinary General Meeting of Shareholders in 2025 (the “Meeting”) which will be held on:

Day / Date	:	Friday, December 12, 2025
Time	:	14.00 WIB – Finish
Venue	:	Online through the Electronic General Meeting System facility (“eASY.KSEI”) at https://akses.ksei.co.id/ provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

Pursuant to  Financial Services Authority (“Otoritas Jasa Keuangan” or “OJK”) Regulation Number 15/POJK.04/2020 concerning the Planning and Implementation of General Meetings of Shareholders of Public Companies (“POJK 15/2020”) and OJK Regulation Number 14 of 2025 concerning the Implementation of General Meetings of Shareholders, General Meetings of Bondholders, and General Meetings of Sukuk Holder Electronically (“POJK 14/2025”), the Meeting will be held electronically using the e-GMS system provided by KSEI, namely eASY.KSEI.

The Meeting will be conducted with the following agendas:

1.	Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business and Assets (Phase-1), which constitutes part of the plan to Transfer the Entire Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia (TIF), a subsidiary whose shares are directly owned by the Company at 99.99%, in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 concerning Limited Liability Companies as lastly amended by Law Number 6 of 2023 concerning the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 concerning Job Creation into Law in conjunction with Article 25 paragraph (6) of the Company's Articles of Association.

Explanation:

This is an agenda about GMS approval for corporate action of partial spin-off of a portion of Wholesale Fiber Connectivity business and asset (Phase-1), which constitutes part of the plan to transfer the entire Wholesale Fiber Connectivity business and assets to PT Telkom Infrastruktur Indonesia, a subsidiary of the Company with 99.99% ownership. This Agenda is based on the provisions of:

i.	Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 concerning Limited Liability Companies as lastly amended by Law Number 6 of 2023 concerning the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 concerning Job Creation into Law (“Company Law”); and
ii.	Article 25 paragraph (6) of the Company's Articles of Association.

Further information regarding the corporate action plan can be found in the Separation Draft/Disclosure of Material Transaction Plan that we have announced and can be accessed via the following link https://www.telkom.co.id/sites/investor-relations/en_US/page/information-action-1031.

2.	Approval of Changes to the Company’s Article of Association.

Explanation:

The Agenda of this meeting is to amend the Company’s Articles of Association in accordance with:

1.	Adjustments to the provisions of Law No. 19 of 2003 concerning State-Owned Enterprises as lastly amended by Law No. 16 of 2025 (“SOE Law”).
2.	Adjusting the Articles of Association to the provisions of Article 3AK paragraph (2) of the SOE Law, which contains provisions regarding Operational Holding Companies that have the task of managing the operations of SOEs and the need to harmonize the authorities between Series A Dwiwarna Shareholders and Series B Majority Shareholders.
3.	Harmonization of authority between organs, there are several new provisions in the SOE Law that require adjustments to several provisions in the Articles of Association that adopt the regulations in the previous SOE Law.

NOTICE TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2025 Tel.39/PR 000/COP-M0000000/2025

In addition, The Agenda was carried out in accordance with the following provisions:

i.	Article 88 paragraph (1) of Company Law;
ii.	Article 42 of POJK 15/2020; and
iii.	Article 25 paragraph (5) of the Company’s Article of Association.

3.	Delegation of Authority for Approval of the Company's Work Plan and Budget (RKAP) for 2026, Including Amendments.

Explanation:

This agenda item concerns the delegation of authority for the approval of the Company's 2026 RKAP, including any amendments thereto, from the GMS to the Company's Board of Commissioners. This agenda shall be carried out in accordance with the provisions of:

i.	Article 4C paragraph (3) jo. Article 15G paragraph (5) and (6) of SOE Law.
ii.	Article 95 paragraph (4) of the Regulation of the Minister of State-Owned Enterprises of the Republic of Indonesia Number PER-2/MBU/03/2023 concerning Guidelines for Corporate Governance and Significant Corporate Activities of State-Owned Enterprises (“MSOE Regulation 2/2023”).

4.	Approval of the Company's Plan to Accept a Special Assignment from the Central Government to Provide Temporary National Data Center Services (PDNS) During the Transition Period.

Explanation:

This Agenda Item constitutes approval of the Company's proposal to implement a special assignment plan from the Central Government related to the continuity of government digital services and maintaining the integrity, sovereignty, and security of government data organized by the Ministry of Communication and Digital Affairs through the Temporary National Data Center (PDNS) during the transition period leading up to the full operation of the National Data Center (PDN). This Agenda Item is implemented based on the provisions of:

i.	Article 66 paragraph (5) in conjunction with Article 66 paragraph (1) of SOE Law.
ii.	Article 65 paragraph (4) of Government Regulation Number 45 of 2005 concerning the Establishment, Management, Supervision and Dissolution of State-Owned Enterprises as last amended by Government Regulation Number 23 of 2022 concerning Amendments to Government Regulation Number 45 of 2005 concerning the Establishment, Management, Supervision, and Dissolution of State-Owned Enterprises (“GR 45/2005”); and
iii.	Article 3 paragraph (4) of the Minister of State-Owned Enterprises Regulation Number PER-1/MBU/03/2023 concerning Special Assignments and Social and Environmental Responsibility Programs of State-Owned Enterprises (“MSOE Regulation 1/2023”).

5.	Changes in the Management Company.

Explanation:

This agenda is carried out based on the following provisions:

i.	Article 92 paragraph (5) and (6) of the Company Law;
ii.	Article 15 paragraph (1) jo. Article 27 paragraph (1) SOE Law;
iii.	GR 45/2005;
iv.	Financial Services Authority Regulation Number 33/POJK.04/2014 concerning the Board of Directors and Board of Commissioners of Issuers or Public Companies;
v.	Minister of State-Owned Enterprises Regulation Number PER-3/MBU/03/2023 concerning State-Owned Enterprises' Organs and Human Resources; and
vi.	Article 11 paragraph (10), Article 14 paragraph (12), Article 23 paragraph (6) letter b, and Article 25 paragraph (4) of the Company's Articles of Association;

Notes:

1.	This meeting invitation is an official invitation to the meeting to the Company's Shareholders, so that the company's Board of Directors does not send a separate invitation to the Company's Shareholders.

2.	The Shareholders who are entitled to attend or to be represented in the Meeting are Shareholders whose names are registered in the Company’s Shareholders Register on November 19, 2025, or the owners of securities account balances at the Collective Depository of KSEI at the closing of shares trading on November 19, 2025 ("Shareholders").

NOTICE TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2025 Tel.39/PR 000/COP-M0000000/2025

3.	The Company urges that the Shareholders register their presence electronically through the eASY KSEI facility or give the power of attorney to the Company’s Securities Administration Bureau (Biro Administrasi Efek/“BAE”), which is PT Datindo Entrycom through the eASY.KSEI facility with the following procedures:
a.	The Shareholders must be registered in advance through the securities ownership reference (“AKSes KSEI”/Acuan Kepemilikan Sekuritas KSEI) facility through the link https://akses.ksei.co.id which is provided by KSEI.
b.	The power of attorney is available for the registered Shareholders through eASY.KSEI at https://easy.ksei.co.id.
c.	In the event that the Shareholders are unable to access eASY.KSEI, the power of attorney may be downloaded on the Company’s website www.telkom.co.id, to grant their power of attorney and vote in the Meeting.
d.	The Shareholders may declare their power of attorney and vote, change the appointment of the proxies and/or choice of a vote for the Meeting agenda, or revoke the power of attorney from the date of the Meeting invitation until 1 (one) business day before the Meeting starts, at 12:00 WIB.

4.	The registration process for the Shareholders who will attend the Meeting electronically through eASY.KSEI must pay attention to the following matters:
a.	The Shareholders mentioned below must register their attendance electronically in eASY.KSEI on the date of the Meeting from 10:00 WIB to 14:00 WIB:
i.	Local individual type Shareholders who have not provided a declaration of presence or power of attorney in eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
ii.	Local individual type Shareholders who have provided a declaration of attendance but have not cast their votes minimal for 1 (one) Meeting agenda on eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
iii.	Proxies of the Shareholders who have given power of attorney to the independent representatives or individual representatives but have not cast their votes minimal for 1 (one) Meeting Agenda on eASY.KSEI until the specified time limit; and/or
iv.	Proxies of the Shareholders who have given power of attorney to the participant/intermediary (custodian bank or securities company) and have cast their votes in eASY.KSEI until the specified time limit.
b.	The Shareholders who have given a declaration of presence or power of attorney to the independent representative or individual representative and have cast their votes for the Meeting agenda in eASY.KSEI, until the specified time limit, does not need to register attendance electronically in eASY.KSEI.
c.	Any delay or failure in the electronic registration process for any reason will result in the Shareholders or their proxies being unable to attend the Meeting electronically, and their shares ownership will not be counted for the attendance quorum.

5.	Guidelines for registration, along with the use, and further explanation regarding eASY.KSEI and KSEI AKSes are available in KSEI website at https://akses.ksei.co.id and https://easy.ksei.co.id, as well as from the Meeting Rules on the Company’s website www.telkom.co.id.

6.	The Notary, assisted by the Company’s BAE, will check and count the votes for the Meeting resolution made based on the Meeting agenda, including the votes submitted by the Shareholders through eASY.KSEI, as well as those submitted at the Meeting.

7.	The materials that will be discussed at the Meeting are available in the Company’s website www.telkom.co.id, starting from the date of this Invitation until the date of the Meeting.

8.	The Company does not provide food and beverages, as well as souvenirs.

9.	The Company may re-announce should there be any changes and/or additional information on the Meeting procedures with regards to prevailing rules and regulations.

Thank you for your attention.

Jakarta, November 20, 2025

Directors

PT Telkom Indonesia (Persero), Tbk